FRUTAROM
FOUNDED 1933

SEC Mail
Mail Processing
Section

FEB 22 2008

Washington, DC
106

December 31, 2007

File No. 82-4357

[redacted]

08000974

RECEIPT ACKNOWLEDGED

____

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following items, which were made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and/or London Stock Exchange and were or will be made public by such exchange/s or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated June 21, 2007 through December 31, 2007

Changes in the holdings of interested parties in Frutarom Industries Ltd. during the period June 21, 2007 through December 31, 2007

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the enclosed stamped, self addressed envelope.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: +972-4-8462462 FAX: +972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:35 09-Oct-07
Number	4261F

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

October 8, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	83,709	0.15	0.15	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,436,917	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	783,998	1.36	1.36	1.34	1.34
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	81,436
Change in number of shares:	2,273
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,436,917
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	783,116
Change in number of shares:	882
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:32 09-Oct-07
Number	4259F

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

8 October 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	02/10/2007
Price:	NIS 36.02
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	81,436
Change in number of shares:	2,273

Updated balance:	83,709	
Percentage of holdings:	Equity:	0.15%
	Voting rights:	0.15%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event: October 7, 2007 at 16:12.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

Go to market news section

FEB 22 2008

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:21 02-Oct-07
Number	9820E

Washington, DC
106

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

October 2, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	81,436	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,436,917	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	783,116	1.36	1.36	1.34	1.34
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	79,945
Change in number of shares:	1,491
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,419,601
Change in number of shares:	17,316
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	787,127
Change in number of shares:	-4,011
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	673,418
Change in number of shares:	21,950
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:21 02-Oct-07
Number	9816E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

2 October 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	30/09/2007
Price:	NIS 35.24
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	79,945
Change in number of shares:	1,491

Updated balance:	81,436	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event:
October 1, 2007 at 14:20.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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FEB 22 2008

Regulatory Announcement

Washington, DC
106

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:10 19-Sep-07
Number	1338E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

19 September 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	18/09/2007
Price:	NIS 33.60
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	673,418
Change in number of shares:	21,950

Updated balance:	695,368	
Percentage of holdings:	Equity:	1.21%
	Voting rights:	1.21%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: September 18, 2007 at 18:00.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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FEB 22 2008

Washington, DC
106

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Statement re Directors Report
Released	15:23 17-Sep-07
Number	9712D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

September 17, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Fees paid by the Company to its auditors during 2006

Further to the publication of the Directors Report within the framework of the Periodic Report for 2006 (which was published on March 21, 2007) and in accordance with the instructions of the Securities Authority, following are the data relating to fees paid by the Company to its auditors during 2006 (including a comparison to 2005):

A. The fees for audit and related services and tax services totaled US$ 551,000 in 2006 (compared with US$ 510,000 in 2005) in Israel and the subsidiaries outside of Israel (6,293 hours in 2006 compared with 6,707 hours in 2005). The amount paid for tax services does not exceed 45% of the fees detailed in this clause.

B. Other fees – The total fees for services provided by the auditors that are not included in clause A above totaled US$ 49,000 in 2006 (compared with US$ 53,000 in 2005) in Israel and the subsidiaries outside of Israel.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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FEB 22 2008

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Washington, DC
106

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:20 17-Sep-07
Number	9716D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 17, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	79,945	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,419,601	2.46	2.46	2.43	2.43
4	Clal Insurance Enterprises Ltd.	Ordinary	787,127	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	673,418	1.17	1.17	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	77,230
Change in number of shares:	2,715
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,384,801
Change in number of shares:	34,800
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	787,127
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	673,418
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,064,761
Change in number of shares:	5,917
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.9% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:20 17-Sep-07
Number	9714D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

17 September 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	11/09/2007
Price:	NIS 32.92
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	77,230
Change in number of shares:	2,715

Updated balance:	79,945	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event:
September 16, 2007 at 14:19.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:54 11-Sep-07
Number	6434D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

10 September 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	ICC Industries Inc.
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	10/09/2007
Price:	USD 7.91
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	2,064,761
Change in number of shares:	5,917

Updated balance:	2,070,678	
Percentage of holdings:	Equity:	3.59%
	Voting rights:	3.59%
Percentage of holdings (fully diluted basis):	Equity:	3.54%
	Voting rights:	3.54%
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.		

Date and time when the Company first became aware of the reported event: September 10, 2007 at 20:34.

* The acquisition of the abovementioned shares was performed on 30/08/2007, on 09/09/2007 and on 10/09/2007 in an average price per share of USD 7.91.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Result of AGM
Released	09:53 11-Sep-07
Number	6433D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 11, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report regarding results of the Company's Annual General Meeting of the Shareholders

Regulation 36 (d) of the Securities Regulations (Periodic and Immediate Reports), 1970

In the Company's Annual General Meeting of the Shareholders of September 11, 2007 the following resolutions have been adopted:

1. To elect the following as members of the Board of the Company, to serve until the end of the next Annual General Meeting of the Company:

   1.1 Dr. John Farber;
   1.2 Mrs. Maya Farber;
   1.3 Mr. John Oram;
   1.4 Mr. Hans Abderhalden; and
   1.5 Mr. Yair Seroussi.

2. To appoint the firm of Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors for 2007 and until the end of the next Annual General Meeting of the Company, and to authorize the Company's Board of Directors to determine their fees.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Section

FEB 22 2008

Washington, DC
106

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:50 10-Sep-07
Number	5648D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 10, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	77,230	0.13	0.13	0.13	0.13
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,384,801	2.40	2.40	2.37	2.37
4	Clal Insurance Enterprises Ltd.	Ordinary	787,127	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	673,418	1.17	1.17	0	0
8	ICC Industries Inc.	Ordinary	2,064,761	3.58	3.58	3.53	3.53
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	79,427
Change in number of shares:	-2,197
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,384,801
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	787,127
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	673,418
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,064,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.9% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:46 10-Sep-07
Number	5644D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

10 September 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	06/09/2007
Price:	NIS 32.88
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	79,427
Change in number of shares:	-2,197

Updated balance:	77,230	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event:
September 9, 2007 at 16:15.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:36 03-Sep-07
Number	2094D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 3, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	79,427	0.14	0.14	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,384,801	2.40	2.40	2.37	2.37
4	Clal Insurance Enterprises Ltd.	Ordinary	787,127	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	673,418	1.17	1.17	0	0
8	ICC Industries Inc.	Ordinary	2,064,761	3.58	3.58	3.53	3.53
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	76,456
Change in number of shares:	2,971
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,330,639
Change in number of shares:	54,162
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	787,127
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	673,418
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,064,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.9% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:36 03-Sep-07
Number	2090D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

3 September 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	27/08/2007
Price:	NIS 33.60
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	76,456
Change in number of shares:	2,971

Updated balance:	79,427	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event:
August 29, 2007 at 14:28.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	07:00 03-Sep-07
Number	1504D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

September 2, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Acquisition of the assets of Adumim Food Additives Ltd.

1. Further to the immediate reports dated July 1, 2007 (document 2007-01-309454), July 4, 2007 (document 2007-01-314809) and August 19, 2007 (document 2007-01-362821), Frutarom Industries Ltd. is pleased to announced that the acquisition of the assets of Adumim Food Additives Ltd. ("Adumim") was completed on August 30, 2007.

2. Date and time at which the Company was first made aware of the event: 30/08/2007 in the after noon hours.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	08:56 28-Aug-07
Number	8483C

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

August 27, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Acquisition of Raychan Food Industries Ltd.

1. Frutarom Industries Ltd. (**"Frutarom"**) announced today that it has completed, through its subsidiary Frutarom Ltd., the acquisition of 100% of the share capital of the Israeli company Raychan Food Industries Ltd. (**"Raychan"**) after the Israeli Anti Trust Commission granted final approval on August 15 for the merger. In consideration for Raychan's shares, Frutarom paid US$ 1.05 million and assumed Raychan's debt (minus working capital) in the amount of US$ 1.23 million. Raychan's sales for 2006 reached about US$ 5.5 million, mostly in Israel.

   Raychan develops, produces and markets flavor compounds and markets ingredients for the food industry. Raychan's activity is highly synergetic with Frutarom's activity in Israel and that of Nesse, which was acquired at the beginning of 2006. Raychan's activity broadens Frutarom's product offering in the fields of savory and functional products and solutions to its customers in Israel and worldwide. Raychan's products will be integrated into the product range produced by Frutarom's Flavors Division, which is the most profitable of Frutarom's activities. Frutarom intends to utilize the many cross selling opportunities inherent in the acquisition and to sell Raychan's products to Frutarom customers in markets where Raychan was less active to date (such as Eastern Europe and Turkey) in order to maximize the synergy between the companies' activities. The acquisition will strengthen Frutarom's technological capabilities and its research and development infrastructure, especially in the field of savory flavor compounds. The acquisition will improve the service and quality Frutarom provides to its customers in this field, in Israel or elsewhere. Frutarom's manpower will benefit and be strengthened considerably by the addition of Raychan's experienced and skilled employees and Raychan's management will be integrated into Frutarom's management in Israeli and contribute its experience.

Frutarom is acting to complete the integration of Raychan's activities with its own at Frutarom's sites in Haifa and Acco within several months in order to maximize the expected operational savings.

2. Date and time at which the Company was first made aware of the event: 27/08/2007 at 15:00.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Statement re. Press Comment
Released	07:00 28-Aug-07
Number	8279C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

August 27, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Response to publications

Further to news items that appeared today in the media regarding the submission of a class action against Frutarom, Frutarom Industries Ltd. hereby advises that it has received a document that appears to be a "request for approval of a class action" for odors supposedly originating from the Company's plant in the Haifa Bay area.

The Frutarom plant in the Haifa Bay area produces flavors and fine ingredients, mainly for the food and beverage industries. The plant's activities and production meet the most stringent of international standards and regulations. Frutarom works in full coordination with the Office of Environmental Protection and invests considerable resources in protecting the environment.

The Company's management and legal advisors estimate, after reviewing the document, that this is a false claim without any merit and intend to request that it be rejected.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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SEC Mail
Mail Processing
Section

FEB 22 2008

Washington, DC
106

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 28-Aug-07
Number	8267C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

August 27, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	76,456	0.13	0.13	0.13	0.13
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,330,639	2.31	2.31	2.28	2.28
4	Clal Insurance Enterprises Ltd.	Ordinary	787,127	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	673,418	1.17	1.17	0	0
8	ICC Industries Inc.	Ordinary	2,064,761	3.58	3.58	3.53	3.53
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	72,701
Change in number of shares:	3,755
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,577,295
Change in number of shares:	263,000
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,223,355
Change in number of shares:	107,284
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	787,127
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	15,000
Change in number of shares:	1,000
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	744,769
Change in number of shares:	-71,351
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,014,761
Change in number of shares:	50,000
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	71,351
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.9% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 28-Aug-07
Number	8264C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

27 August 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	23/08/2007
Price:	NIS 32.70
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	72,701
Change in number of shares:	3,755

Updated balance:	76,456		
Percentage of holdings:	Equity:	0.13%	
	Voting rights:	0.13%	
Percentage of holdings (fully diluted basis):	Equity:	0.13%	
	Voting rights:	0.13%	
Comments:			

Date and time when the Company first became aware of the reported event:
August 27, 2007 at 08:50.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 28-Aug-07
Number	8200C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

26 August 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Ori Yehudai
Type of I.D. number:	Israeli I.D. Number
Holder's I.D. number:	052731569
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Israeli Citizen
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase due to exercise of options.
Date of Change:	23/08/2007
Price:	0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at last report:	427,546
Change in number of shares:	71,351
Updated balance:	498,897

Percentage of holdings:	Equity:	0.86%
	Voting rights:	0.86%
Percentage of holdings (fully diluted basis):	Equity:	1.70%
	Voting rights:	1.70%
Comments: Mr. Yehudai serves as Frutarom's President & CEO. Mr. Yehudai holds 492,670 options exercisable into 492,670 ordinary shares of the Company.		

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.	
Type of I.D. number:	Number with Israeli Companies Registrar	
Holder's I.D. number:	512397373	
Nostro account of a bank or insurance company:	No.	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.	
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel	
Country of Citizenship/Incorporation or registration:	/	
Security # on Tel Aviv Stock Exchange:	1081082	
Security's name and class:	Ordinary Share	
Type of change:	Decrease due to exercise of options.	
Date of Change:	23/08/2007	
Price:	NIS 0	
Are the shares dormant or securities convertible into dormant shares :	No.	
Balance (in number of securities) at previous report:	744,769	
Change in number of shares:	-71,351	
Updated balance:	673,418	
Percentage of holdings:	Equity:	1.17%
	Voting rights:	1.17%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event:
August 26, 2007 at 09:42.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 28-Aug-07
Number	8201C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

26 August 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	ICC Industries Inc.
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	22/08/2007
Price:	USD 7.72
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	2,014,761
Change in number of shares:	50,000

Updated balance:	2,064,761	
Percentage of holdings:	Equity:	3.58%
	Voting rights:	3.58%
Percentage of holdings (fully diluted basis):	Equity:	3.53%
	Voting rights:	3.53%
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.		

Date and time when the Company first became aware of the reported event:
August 24, 2007 at 07:15.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Senior Officeholders Report
Released	14:47 22-Aug-07
Number	6527C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

22 August, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding Senior Officeholders Status
Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports), 1970

Below is the Senior Officeholders status as at November 15, 2006:

Name	Type of I.D. number	I.D. Number	Position	Accounting and financial expertise	Member of the audit committee
Dr. John J. Farber	Passport	111201362	Chairman of the Board	Yes	No
Maya Farber	Passport	152434380	Director	No	No
John Oram	Passport	140036362	Director	Yes	No
Ori Yehudai	I.D. Number	052731569	Director, President and CEO	-	-
Uzi Netanel	I.D. Number	007599798	External Director	Yes	Yes
Gil Leidner	I.D. Number	50776889	External Director	Yes	Yes
Alon Granot	I.D. Number	057210247	Executive VP	-	-
Yoni Glickman	I.D. Number	026071530	Executive VP	-	-
Yoav Barak	I.D. Number	053670352	Internal Auditor	-	-
Hans Abderhalden	Other I.D. Number	004817414	Director	Yes	No
Yair Seroussi	I.D. Number	053654927	Director	Yes	Yes
Kobi Levy	I.D. Number	057386278	Executive VP	-	-
Eyal Shohal	I.D. Number	025609694	Vice President Legal Affairs	-	-
Guy Gill	I.D. Number	024223380	Controller	-	-

Sincerely yours,
Eyal Shohat, Adv.
Vice President - Legal Affairs

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Interim Results
Released	07:15 21-Aug-07
Number	5410C

To: UK listing Authority
The London Stock Exchange

Dear Sir/Madame,

Re: **Approval of 2007 Second Quarter Report of Frutarom Industries Ltd. ("Company")**

1. We wish to inform that on August 20, 2007 the board of directors of the Company approved the 2007 Second Quarter Report, including the Financial Statements of the Company for the period ended 30 June, 2007 and the Directors Report for the same period ("Report").

2. The Report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Report.

4. The full Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Vice President-Legal Affairs

FRUTAROM CONTINUES TREND OF SALES GROWTH

FIRST QUARTER SALES GREW 26.8% TO US$ 91.7 M

DOUBLE-DIGIT GROWTH IN CORE ACTIVITIES FAR SURPASSING GROWTH RATE IN THE MARKET

INTEGRATION PROCESS IN ACTIVITIES ACQUIRED RECENTLY IN ENGLAND, USA AND ISRAEL PROCEEDING AS PLANNED TO ACHIEVE MAXIMUM UTILIZATION OF COMMERCIAL SYNERGY AND OPERATIONAL SAVINGS

Haifa, Israel – August 21, 2007. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF) today presented its results for the second quarter of 2007.

The trend of sales growth that has characterized Frutarom's activity in the past seven years continued in the second quarter of this year while achieving double digit growth in core activities that is considerably higher than the growth rate in Frutarom's field of activity. This growth was achieved through the implementation of Frutarom's rapid growth strategy, combining organic growth in core activities with strategic acquisitions of activities and knowhow in its main business segments and in strategic geographic regions. In implementing this strategy for rapid growth in recent years, Frutarom has established its position as one of the ten leading global companies in its field. Frutarom's current global dispersal enables it to make acquisitions where the Company is already active and enjoy quick utilization of the considerable synergy inherent in these acquisitions by making substantial improvement to the acquired activities' margins by achieving maximum operating savings:

Belmay Limited – was acquired on April 1, 2007, in consideration for US$ 17.1 million. Belmay is a leading flavors company in the English market that develops, produces and markets flavors for the food and beverage industry.

Jupiter Flavours Limited – which develops, produces and markets flavors, in England, on April 19, 2007. In consideration, Frutarom paid US$ 2.8 million.

The Belmay and Jupiter acquisitions established Frutarom's position as the leading flavors producer in the British market. Frutarom is in the process of integrating the three sites—Belmay's, Jupiter's, and Frutarom's in England—Into one in order to achieve the greatest efficiency and annual operational savings of over US$ 3 million.

Raychan Be'erot Yitzhak Food Industries Ltd. – which develops, produces and markets flavor compounds and markets ingredients for the food industry. The consideration for the acquisition is US$ 1.0 million plus the assumption of Raychan's debt in the amount of approximately US$ 1.2 million. Following final approval from the Israeli Anti Trust Commissioner last week, the transaction is expected to be completed within a few days. Raychan's activity is highly synergetic with Frutarom's activity. Frutarom intends to complete the integration of Raychan's activity with the activity at Frutarom's existing sites in Haifa and Acco within the next few months, thereby maximizing efficiency and operational savings.

Adumim Food Additives Ltd. – on June 28, 2007, Frutarom signed an agreement to acquire the assets of Adumim, which has two main fields of activity: the development, production and marketing of ingredients and unique fine ingredients for the food and functional food industries, and the development and production of dietary additives containing medicinal plant extracts, vitamins and minerals. In consideration for the acquisition Frutarom will pay approximately US$4.3 million. Following final approval from the Israeli Anti Trust Commissioner last week, the transaction is expected to be completed within a few days. Frutarom intends to integrate Adumim's activity with its own at Frutarom's site in Haifa to achieve maximum efficiency and operational savings.

Abaco – on July 3, 2007, Frutarom acquired the American company Abaco, which develops, produces and markets unique fine ingredients for the flavors and fragrances industry. Frutarom paid a consideration of US$ 4.0 million in cash and assumed Abaco's debt in the amount of US$ 1.1 million. Upon completing the acquisition Frutarom began the process of integrating Abaco's activity with Frutarom USA's activity in order to exploit and utilize the considerable synergy, both operational and commercial, that exists between Frutarom and Abaco's activities in order to best extract the cross selling opportunities and maximize cost savings.

These acquisitions continue the implementation of the rapid growth strategy of Frutarom, which is already considered one of the ten largest companies in the world in the field of flavors and fragrances. Frutarom is working to integrate the acquired activities with its existing activity and to extract maximum synergy, both commercial and operational, in order to take best advantage of opportunities for cross selling and cost savings and to significantly improve the margins of the acquired activities.

Frutarom's **sales in the second quarter** of 2007 grew 26.8% to total US$ 91.7 million. Even when excluding the acquisitions made and the influence of currency exchange rates, Frutarom achieved accelerated double digit growth in its core activities. The following factors were the main contributors to the growth is sales: (1) Growth in the sales of flavors produced and sold by the Flavors Division; (2) Growth in sales of the Fine Ingredients Division's core activity products; (3) The integration of Acatris's activity, which was acquired and consolidated as of October 2006 with the Frutarom Group's global activity; (4) The merger of Belmay and Jupiter, which were acquired and consolidated with the Frutarom Group's global activity as of April 2007; (5) Utilization of the synergy and cross selling opportunities between Frutarom's Divisions, existing customers and products and those added through the acquisitions made in recent years; and (4) The strengthening of the European currencies and New Israeli Shekel (in which most of Frutarom's sales are made) against the dollar (excluding the influence of the stronger Western European currencies, sales grew 23.6% in the second quarter).

Sales in the first half of 2007 grew 20.1% to total US$ 172.2 million.

Gross profit for the second quarter rose 25.0% to reach US$ 32.8 million compared with US$ 26.3 million last year. **Gross margin for the second quarter** reached 35.8% in the quarter compared with 36.3% in the same quarter of 2006. The gross profit and margin in the second quarter were influenced by the continued global trend of rising prices for raw materials used in Frutarom's production. Frutarom continues working to adjust the selling prices of its products to these price rises in order to improve its gross margin.

Operating profit for the second quarter totaled US$ 8.5 million, compared with US$ 9.7 million in the same quarter in 2006. Operating margin reached 9.3% compared with 13.4% in the same period of last year. Both gross and operating margin for the quarter were influenced by:

- Belmay and Jupiter's current margin, which, as expected, is lower than Frutarom's. This margin does not reflect the profitability expected once the reorganization process in the UK activity is completed, the synergy is utilized and the expected savings are achieved.
- Implementation of the ERP system at the Company's sites in Israel and Switzerland. The ERP project is progressing as planned and is in the final stages of implementation at Frutarom's main sites in Israel and Switzerland.

Operating and gross margin for the second quarter were also influenced by the following one-time factors: (1) reorganization expenses in the amount of US$ 1.1 million in the Company's activity in the UK recorded in the second quarter following the acquisition of Belmay and Jupiter in England and the integration of three sites into one in order to achieve maximum efficiency and annual operational savings, estimated at over US$ 3 million; and (2) income in the amount of US$ 1.1 million in accordance with the acquisition agreement for the Food Systems activity from IFF and with the earn out mechanism in the agreement, that was recorded in the second quarter of 2006. **Excluding one-time expenses and income,** gross profit totaled US$ 33.0 million compared with US$ 26.3 million in the second quarter of 2006, and operating profit reached US$ 9.7 million in the

second quarter of this year compared with US$ 8.6 million in the second quarter of 2006. During the first half, gross profit—excluding one time expenses and income, reached US$ 62.8 million compared with US$ 53.3 million in the first half of 2006, and operating profit reached US$ 20.1 million in the first half of this year compared with US$ 18.9 million in the first half of 2006.

Profit before tax for the second quarter totaled US$ 8.6 million, compared with US$ 9.1 million in the same period last year. **During the first half of the year, profit before tax** reached US$ 18.7 million, compared with US$ 19.8 million in the same period last year. **Taxes on income for the second quarter** grew to US$ 2.7 million compared with US$ 0.5 million in the same quarter in 2006, when tax arrangements were made in Germany following the Nesse acquisition and the Company recorded a one time tax reduction in the amount of US$ 1.5 million. **Taxes on income for the first half** grew to US$ 5.2 million compared with US$ 2.4 million in the same quarter in 2006, when the Company recorded a one time tax benefit in the amount of US$ 1.3 million upon receiving approval as a plant characterized by high technological turnover and the Company's tax expenses decreased on a one-time basis for tax arrangements in Germany, as stated above.

Net profit for the second quarter totaled US$ 5.9 million compared with US$ 8.6 million in the same quarter last year. Net margin reached 6.5% compared with 11.9% in the same quarter of 2006. **Excluding one-time expenses and income, net profit for the second quarter of 2007** reached US$ 6.7 million compared with US$ 6.2 million for the second quarter in 2006.

Net profit for the first half of 2007 totaled US$ 13.5 million compared with US$ 17.4 million in the same quarter of 2006 and net margin reached 7.9% compared with 12.1%. **Excluding one-time expenses and income, net profit in the first half of 2007** reached US$ 14.3 million compared with US$ 13.8 million in the first half of 2006.

Frutarom's **shareholders' equity** as at June 30, 2007 totaled US$ 229.4 million (62.4% of the balance sheet) compared with US$ 200.8 million (70.8% of the balance sheet) at June 30, 2006. The growth in shareholders' equity is mainly due to the profit for the period.

According to **Ori Yehudai, Frutarom President and Chief Executive Officer**, "In the second quarter of 2007, Frutarom achieved accelerated organic growth in its core activities in line with the business strategy we have been implementing in recent years. This growth comes, among others, from utilizing the considerable synergy from our acquisitions in the last few years and it will grow as we realize the synergy of the acquisitions made this year." **Yehudai** added, "We are working determinedly in order to complete within several months the integration of Belmay and Jupiter with Frutarom UK's existing activity at the Belmay site in order to achieve the greatest possible operational efficiency and savings, which are estimated at over US$ 3 million annually. Similarly, upon completing the acquisition of Raychan and Adumim we will act to merge their activity with the activity at our sites in Haifa and Acco." **Yehudai** concluded, "Frutarom continues working to implement the Company's strategy for rapid growth and to utilize the synergy and many cross selling opportunities in the acquisitions of recent years, which will help to sustain organic growth in Frutarom's core activities. Frutarom invests considerable resources in identifying and executing additional strategic acquisitions, mainly in countries and markets where it has substantial activity."

Background on the Company

Frutarom is a global company active in the global markets for flavors and ingredients. Frutarom has significant production and development centers on three continents and markets its products on five continents to over 5,000 customers in more than 120 countries. Frutarom's products are intended mainly for the food, beverage, flavor, fragrance, pharmaceutical, nutraceutical, health food, functional food, food additives, and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.

- The Fine Ingredients Division, which develops, produces and markets natural flavor extracts, natural functional food ingredients, natural pharmaceutical/nutraceutical extracts, specialty essential oils and citrus products, and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Belgium, Holland, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom has about 1,300 employees worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

30 JUNE 2007

	30 June		31 December
	2007	**2006**	**2006**
	U.S. dollars in thousands		
	(Unaudited)		**(Audited)**
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	14,698	17,080	18,417
Short-term investments	502	3,187	3,260
Accounts receivable:			
Trade	71,248	53,317	53,968
Other	13,328	10,601	10,038
Prepaid expenses and advances to Suppliers	5,030	3,108	3,662
Inventories	69,829	52,922	59,754
Total current assets	174,635	140,215	149,099
NON-CURRENT ASSETS:			
Property, plant and equipment – net	108,640	99,220	101,655
Intangible assets – net	78,091	38,983	60,172
Deferred income tax assets	4,087	3,058	3,833
Other non-current assets	1,918	1,958	1,938
Total non-current assets	192,736	143,219	167,598
Total assets	367,371	283,434	316,697

	30 June		3 Dece 20
	2007	**2006**	
	U.S. dollars in thousands		
	(Unaudited)		**(Aud**
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Bank credit and loans	24,786	712	673

Accounts payable:			
Trade	35,690	21,207	27,500
Other	32,582	25,883	27,997
Provisions	377	929	946
Total current liabilities	93,435	48,731	57,116
NON-CURRENT LIABILITIES:			
Retirement benefit obligations	7,613	8,704	7,499
Deferred income tax liabilities	14,468	5,989	12,241
Other liabilities	23,475	19,256	22,708
Total non-current liabilities	44,556	33,949	42,448
Total liabilities	137,991	82,680	99,564
SHAREHOLDERS' EQUITY:			
Share capital	16,466	16,427	16,434
Capital surplus	93,814	92,393	93,116
Currency translation differences	5,984	1,779	5,716
Retained earnings	114,604	91,356	103,65
Net of - cost of company shares held by subsidiary	(1,488)	(1,201)	(1,791)
Total shareholders' equity	229,380	200,754	217,13
Total shareholders' equity and liabilities	367,371	283,434	316,69

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED 30 JUNE 2007

	6 months ended 30 June		3 months ended 30 June		3
	2007	2006	2007	2006	
	U.S. dollars in thousands				
	(Unaudited)		(Unaudited)		
SALES	177,205	143,333	91,704	72,345	287
COST OF SALES	109,586*	90,033	58,893*	46,089	181
GROSS PROFIT	62,619	53,300	32,811	26,256	105
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES – net:					
Selling, marketing, research and development - net	29,906*	22,947	16,329	11,851	48,
General and administrative	13,721*	11,424	7,889*	5,829	22,
OTHER INCOME (EXPENSES) – net	(109)	1,107	(92)	1,085	2,1
OPERATING PROFIT	18,883	20,036	8,501	9,661	37,
FINANCIAL EXPENSES (INCOME)- net	166	254	(75)	567	445
PROFIT BEFORE TAXES ON INCOME	18,717	19,782	8,576	9,094	36,
TAXES ON INCOME	5,199	2,382	2,680	540	6,9
NET INCOME	13,518	17,400	5,896	8,554	29,

	U.S. Dollars				
EARNINGS PER SHARE:					
BASIC	0.23	0.31	0.10	0.15	0
DILUTED	0.23	0.30	0.10	0.15	0

*Including restructuring expenses of both acquired companies and consolidated companies in England in the amount of $ 1,141 thousands.

Paste the following link into your web browser to download the PDF document related to this announcement:
http://www.rns-pdf.londonstockexchange.com/rns/5410c_-2007-8-21.pdf

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	07:40 20-Aug-07
Number	4538C

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

August 19, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Adumim – fulfillment of conditions

Further to the Immediate Reports dated July 1, 2007 and July 4, 2007 regarding an agreement signed on June 28, 2007 between the Company and Adumim Food Additives Ltd. (hereinafter: "Adumim") to acquire the assets of Adumim (hereinafter: "the Company"), the Company is pleased to announce that after having received approval of the acquisition last week from the Israeli Anti Trust Commissioner, the Israeli Chief Scientist and the Israeli Investment Center, Frutarom and Adumim agreed that all of the conditions upon which the agreement's completion depended had been fulfilled. It was further agreed that the date of the transaction's completion would be Thursday, August 30, 2007.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:19 14-Aug-07
Number	0390C

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

August 13, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	71,362	0.12	0.12	0.12	0.12
2	Clal Insurance Enterprises Ltd.	Ordinary	1,373,302	2.38	2.38	2.35	2.35
3	Clal Insurance Enterprises Ltd.	Ordinary	1,086,216	1.88	1.88	1.86	1.86
4	Clal Insurance Enterprises Ltd.	Ordinary	787,127	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	15,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	744,769	1.29	1.29	0	0
8	ICC Industries Inc.	Ordinary	2,014,761	3.49	3.49	3.45	3.45
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427				

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	84,119
Change in number of shares:	-12,757
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,328,100
Change in number of shares:	45,202
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,050,251
Change in number of shares:	35,965
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	816,321
Change in number of shares:	-29,194
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	15,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	748,907
Change in number of shares:	-4,138
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,014,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.81% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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FEB 22 2008

Washington, DC
106

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:17 14-Aug-07
Number	0389C

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

13 August 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	08/08/2007
Price:	NIS 35.55
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	84,119
Change in number of shares:	-12,757

Updated balance:	71,362	
Percentage of holdings:	Equity:	0.12%
	Voting rights:	0.12%
Percentage of holdings (fully diluted basis):	Equity:	0.12%
	Voting rights:	0.12%
Comments:		

Date and time when the Company first became aware of the reported event:
August 9, 2007 at 12:26.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:42 07-Aug-07
Number	6791B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

7 August, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of August 7, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Mr. Henry J. Goodman
   I.D. Number:
   Details of the change: transfer of 4,530 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: August 7, 2007 at 14:50.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:38 07-Aug-07
Number	6788B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

7 August 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease due to exercise of options.
Date of Change:	07/08/2007
Price:	NIS 0
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	748,907
Change in number of shares:	-4,138
Updated balance:	744,769

Percentage of holdings:	Equity:	1.29%
	Voting rights:	1.29%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: August 7, 2007 at 11:00.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:36 07-Aug-07
Number	6786B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

August 7, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	84,119	0.15	0.15	0.14	0.14
2	Clal Insurance Enterprises Ltd.	Ordinary	1,328,100	2.30	2.30	2.27	2.27
3	Clal Insurance Enterprises Ltd.	Ordinary	1,050,251	1.82	1.82	1.80	1.80
4	Clal Insurance Enterprises Ltd.	Ordinary	816,321	1.41	1.41	1.40	1.40
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary					

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:35 07-Aug-07
Number	6783B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

7 August 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	01/08/2007
Price:	NIS 34.30
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	85,060
Change in number of shares:	-941

Updated balance:	84,119	
Percentage of holdings:	Equity:	0.15%
	Voting rights:	0.15%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:		

Date and time when the Company first became aware of the reported event:
August 2, 2007 at 14:12.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:25 31-Jul-07
Number	1668B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

31 July 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	ICC Industries Inc.
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	29/07/2007
Price:	NIS 33.85
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	1,964,761
Change in number of shares:	50,000

Updated balance:	2,014,761	
Percentage of holdings:	Equity:	3.49%
	Voting rights:	3.49%
Percentage of holdings (fully diluted basis):	Equity:	3.45%
	Voting rights:	3.45%
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.		

Date and time when the Company first became aware of the reported event:
July 30, 2007 at 20:31.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:57 30-Jul-07
Number	1167B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 30, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	85,060	0.15	0.15	0.15	0.15
2	Clal Insurance Enterprises Ltd.	Ordinary	1,242,652	2.15	2.15	2.13	2.13
3	Clal Insurance Enterprises Ltd.	Ordinary	1,051,351	1.82	1.82	1.80	1.80
4	Clal Insurance Enterprises Ltd.	Ordinary	816,321	1.41	1.41	1.40	1.40
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	15,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	748,907	1.30	1.30	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.40	3.40	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	86,068
Change in number of shares:	-1,008
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,242,652
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,058,301
Change in number of shares:	-6,950
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	816,321
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	56,510
Change in number of shares:	-1,331
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	15,000

Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	748,907
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414

Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.72% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:52 30-Jul-07
Number	1161B

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

30 July 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	24/07/2007
Price:	NIS 35.47
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	86,068
Change in number of shares:	-1,008

Updated balance:	85,060	
Percentage of holdings:	Equity:	0.15%
	Voting rights:	0.15%
Percentage of holdings (fully diluted basis):	Equity:	0.15%
	Voting rights:	0.15%
Comments:		

Date and time when the Company first became aware of the reported event: July 25, 2007 at 13:31.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Notice of AGM
Released	07:00 30-Jul-07
Number	0636B

FRUTAROM INDUSTRIES LTD. ("THE COMPANY")

NOTICE OF CALL FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

IN ACCORDANCE WITH THE COMPANIES LAW (NOTICE OF GENERAL MEETING AND CLASS MEETING IN PUBLIC COMPANY) – 2000

-

Notice is hereby given of the Annual General Meeting of the shareholders of the Company to be held on September 10, 2007 at 10:30 Israel (08:30 GMT) in the Company's offices at 32 Pinchas Rosen Street, Herzlia, having as its agenda:

1. **Review of the Annual Financial Report and the Directors Report**

   Review of the Annual Financial Reports and the Directors Reports of the Company for the year ended December 31, 2005 and for the year ended December 31, 2006.

2. **Electing Directors Who Are Not External Directors**

   To elect the candidates in the proposed resolution below to serve as members of the Board of Directors of the Company until the end of the next Annual General Meeting of the Company.

   Proposed resolution: To re-elect Dr. John J. Farber, Mrs. Maya Farber, Mr. John L. Oram, Mr. Hans Abderhalden and Mr. Yair Seroussi for an additional term as members of the Board of Directors of the Company until the end of the next Annual General Meeting of the Company. (For further information on the directors refer to the Annual Report published by the Company on March 20, 2007.)

3. **Appointment of Auditors and Determination of their Fees**

   To appoint Kesselman & Kesselman, members of PricewaterhouseCoopers, as the auditors of the Company for the year 2007 and until the end of the next Annual General Meeting of the Company, and to authorize the Board of Directors of the Company to determine their fees.

   Proposed resolution: To appoint the firm of Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors for 2007 and until the end of the next Annual General Meeting of the Company, and to authorize the Company's Board of Directors to determine their fees.

Majority Required for the Above Resolutions

To pass the resolutions detailed above in #2 and #3 in the agenda at the Annual General Meeting (including a postponement of the Meeting), an ordinary majority of the shareholders present and voting in the Meeting is required.

Entitlement

The record date for the rights of the shareholders to vote at the General Meeting, as stated in Section 182 of the Companies Law – 1999 (the "Companies Law") and the Companies Regulations (Written Vote and Position Notices) – 2005 is August 9, 2007.

Shareholders can vote in person or by proxy. The proxy appointment for voting will be deposited in the Company's offices no less than 48 hours before the time determined for the start of the Meeting. In addition, regarding the proposed resolution in #2 above, the shareholders are entitled to vote using a voting ballot that states their voting. The voting ballot and the position notices (as defined in Section 88 of the Companies Law) is attached as Annex A to this notice (the vote will be done on the second part of the voting ballot) and may also be found on the distribution website of the Israeli Securities Authority (www.magna.isa.gov.il) and on the website of the Tel Aviv Stock Exchange Ltd. (http://maya.tase.co.il).

Shareholders are entitled to approach the Company directly to receive the voting ballot and position notices. A Stock Exchange member will, at no cost, send a link to the voting ballot and position notices on the distribution website by Email to any shareholder who is not registered in the shareholder register and whose shares are registered with that Stock Exchange member, if the shareholder has advised that he so desires and only when the notice is made regarding a particular share account and prior to the record date. A shareholder whose shares are registered with a member of the Stock Exchange is entitled to receive confirmation of his ownership from the Exchange member through which he holds the shares at a branch of the Exchange member or by mail at his mailing address for the cost of the mailing alone, if the shareholder so desires and if this request is made in advance to a certain share account.

The last date for submitting position notices to the Company is August 20, 2007.

The last date for submitting voting ballots to the Company is up to 72 hours before the time of the vote.

An adjourned Meeting, if required, will be held on September 17, 2007, at the same time and at the same location.

Review of Documents

The proposed resolutions may be reviewed at the Company's offices at 25 HaShaish St., Haifa (tel. +972 4 846 2401, fax +972 4 872 2517) on Sunday-Thursday during normal working hours.

Frutarom Industries Ltd.

Annex A

FRUTAROM INDUSTRIES LTD.

BALLOT ACCORDING TO THE COMPANIES REGULATIONS (WRITTEN VOTE AND POSITION NOTICE) – 2005 ("THE REGULATIONS")

PART ONE

1. **Company name:** Frutarom Industries Ltd.

2. **Type of general meeting, date and location:** Annual General Meeting to be held on Monday, September 10, 2007 at 10:30 (local time Israel) at the Company's offices at 32 Pinchas Rosen St., Herzlia (hereinafter: "The Company's Offices").

3. **Details of items on the agenda on which votes may be cast with this ballot** [1] :

   3.1 **Reappointment of Directors who are not external directors:**
   To reappoint Dr. John J. Farber, Mrs. Maya Farber, Mr. John L. Oram, Mr. Hans Abderhalden and Mr. Yair Seroussi as members of the Board of Directors of the Company until the conclusion of the next annual general meeting of the Company.

   Refer to section 5 below for information on the candidates for directorship in the Company.

4. **Location and time for reviewing the complete text of the proposed decisions:**
The complete text of the proposed resolutions may be found on the distribution website of the Israeli Securities Authority, www.magna.isa.gov.il, or at the Company's Offices from Sunday through Thursday during normal working hours by advance notice (tel. 04 -846 2449).

5. **<u>Information on the candidates for directorships, to the best of the Company's knowledge</u>:**

a. **Dr. John J. Farber, Chairman of the Board**
Not a member of committees of the Board of Directors.
Serving since 1996.

b. **Mrs. Maya Farber**
Not a member of committees of the Board of Directors.
Serving since 1996.

c. **Mr. John L. Oram**
Member and Chairman of the Compensation committee.
Serving since 1996.

d. **Mr. Hans Abderhalden**
Member of the Executive committee.
Serving since 2004.

e. **Mr. Yair Seroussi**
Member of the Audit committee.
Serving since 2005.

6. **Each candidate for directorship will be voted on individually.**

7. **<u>Majority required for resolutions at the Meeting</u>:**
The majority required to approving the resolution detailed in section 3 above is a majority of the shareholders present and voting.

8. **<u>Validity of ballot</u>:**
This ballot will be valid for a non registered shareholder only if accompanied by a confirmation of ownership, or for a registered shareholder if accompanied by a copy of the identification card, passport or certificate of association. The ballot must be submitted to the Company at least 72 hours before the time of the vote.

9. **The Company does not allow voting via the Internet.**

10. **<u>The Company's address for submitting ballots and position notices</u>:** 25 HaShaish St., P.O.B. 10067, Haifa 26110, Israel.

11. **<u>Last date for submitting position notices to the Company</u>:** At least 10 days following the record date (as stated in Part Two of this ballot).

12. **<u>Last date for Board of Directors to submit its position with respect to the position notices</u>:** Note later than 5 days after the last date for shareholders to send position notices.

13. **<u>Internet address of the Israeli Securities Authority's website and website of the Tel Aviv Stock Exchange Ltd., on which ballots and position notices may be</u>**

found:

13.1 The Israeli Securities Authority's distribution website: www.magna.isa.gov.il

13.2 The Tel Aviv Stock Exchange Ltd.'s distribution website: http://maya.tase.co.il

14. **Receiving ownership confirmation:** A shareholder is entitled to receive confirmation of his/her ownership at a branch of a member of the Exchange or by mail, if so requested, and a request to this effect will be made in advance to a particular share account.

15. **Receiving ballots and position notices:** A non registered shareholder is entitled to receive by email at no cost a link to the ballot and position notice text on the distribution site, from an Exchange member through whom the shares are held, unless he/she has notified the Exchange member that he/she is not interested in receiving the aforementioned link or wishes to receive the ballots by mail for a fee; notice regarding the ballot will also apply to receiving position notices.

16. **Reviewing ballots and position notices:** One or more shareholders holding shares constituting 5% or more of the total voting rights in the Company and anyone holding the stated amount of shares of the total voting rights that are not held by a controlling party in the Company as defined in section 268 of the Companies Law, is entitled to review the ballots as detailed in regulation 10 of the Regulations.

The number of shares constituting five percent of the total voting rights in the Company is 2,885,318 ordinary shares par value NIS 1.00 each of the Company.

The number of shares constituting five percent of the total voting rights in the Company that are not held by a controlling party, as defined in section 268 of the Companies Law, is 1,825,712 ordinary shares par value NIS 1.00 each of the Company.

BALLOT

PART TWO

COMPANIES REGULATIONS (WRITTEN BALLOT AND POSITION NOTICES) – 2005 (HEREINAFTER: "THE REGULATIONS")

Company name:	Frutarom Industries Ltd.
Company address (for submitting and sending position notices):	25 HaShaish St., P.O.B. 10067, Haifa 26110, Israel.
Company registration number:	520042805
Date of Meeting:	Monday, September 10, 2007
Type of meeting:	Annual General Meeting
Record date:	August 9, 2007
Shareholder's details:	
Name of shareholder:	______________________
Identification number:	______________________
If the shareholder does not have an Israeli identification number:	
Passport number:	______________________
Country of issue:	______________________
Expiry date:	______________________
If the shareholder is a company:	
Company registration number:	______________________
Country of association:	

Voting:

Subject on agenda as detailed in this ballot	[2] Vote		
	Yea	Nay	Abstain
Reappointment of Dr. John J. Farber			
Reappointment of Mrs. Maya Farber			
Reappointment of Mr. John L. Oram			
Reappointment of Mr. Hans Abderhalden			
Reappointment of Mr. Yair Seroussi			

______________________	______________________
Signature	Date

Note:

- Shareholders holding shares through members of the Exchange (according to section 177(1)) – this ballot is valid only when accompanied by confirmation of ownership, excluding cases in which the voting is by Internet.
- Shareholders registered in the shareholder registry of the Company – this ballot is valid when accompanied by a copy of Israel identification card/passport/certification of association.

[1]
It should be noted that additional items appear on the agenda of the General Meeting, and that the items detailed above are those for which votes may be cast with this ballot.
[2]
Failure to mark one of these options will be considered abstention from voting on the subject.

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:38 24-Jul-07
Number	7416A

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 23, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	86,068	0.15	0.15	0.15	0.15
2	Clal Insurance Enterprises Ltd.	Ordinary	1,242,652	2.15	2.15	2.13	2.13
3	Clal Insurance Enterprises Ltd.	Ordinary	1,058,301	1.83	1.83	1.81	1.81
4	Clal Insurance Enterprises Ltd.	Ordinary	816,321	1.41	1.41	1.40	1.40
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	56,510	0.10	0.10	0.10	0.10
6	Epsilon Provident Funds Ltd.	Ordinary	15,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	748,907	1.30	1.30	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.40	3.40	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	86,068
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,242,652
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,058,301
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	816,829
Change in number of shares:	-508
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	56,510
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	15,000

Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	748,907
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414

Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.72% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC Mail
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Section

FEB 22 2008

Washington, DC
108

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:46 18-Jul-07
Number	4776A

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

17 July, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of July 17, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Mr. Daniel Lipman
   Details of the change: transfer of 3,332 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

2. Name of the shareholder to whom change relates:
   Israel Investment Corporation
   Details of the change: transfer of 4,306 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: July 17, 2007 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.

VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:57 16-Jul-07
Number	3172A

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 16, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	86,068	0.15	0.15	0.15	0.15
2	Clal Insurance Enterprises Ltd.	Ordinary	1,242,652	2.15	2.15	2.13	2.13
3	Clal Insurance Enterprises Ltd.	Ordinary	1,058,301	1.83	1.83	1.81	1.81
4	Clal Insurance Enterprises Ltd.	Ordinary	816,829	1.42	1.42	1.40	1.40
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	56,510	0.10	0.10	0.10	0.10
6	Epsilon Provident Funds Ltd.	Ordinary	15,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	748,907	1.30	1.30	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.40	3.40	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	86,068
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,242,652
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,072,301
Change in number of shares:	-14,000
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	787,103
Change in number of shares:	29,726
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	60,858
Change in number of shares:	-4,348
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	11,000

Change in number of shares:	4,000
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	748,907
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414

Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.72% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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SEC Mail
Mail Processing
Section

FEB 22 2008

Washington, DC
106

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Re Agreement
Released	10:08 11-Jul-07
Number	0453A

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 11, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

-

-

Immediate Report

Nature of the Event: Knowledge Agreement

1. Frutarom Industries Ltd ("**Frutarom**") announced that it has signed an exclusive agreement with Ramot at Tel Aviv University Ltd ("**Ramot**"), to commercialize unique knowhow (patent pending) developed by Professor Michael Ovadia of Tel Aviv University, to produce an innovative extract from cinnamon with anti viral properties. The comprehensive research performed in Professor Ovadia's laboratory demonstrated the extract's ability to rapidly neutralize a broad range of viruses that cause infectious diseases in both humans and animal, such as human and avian influenza, herpes (HSV-1) and human immunodeficiency virus (HIV-1). Another unique activity of this innovative extract is its ability to boost the immune system against viruses, demonstrated by the ability to serve as a vaccination agent in chicken embryos infected with Newcastle disease virus (NDV). Trials performed together with a veterinary company showed that chicken embryos can be vaccinated against the NDV virus while they are still in the egg and in so doing, significantly improve the efficiency of the vaccine's administration, increase success rates and reduce mortality.

   The agreement with Ramot gives Frutarom an exclusive global license to commercialize the knowhow in order to manufacture and market the unique natural extract, based on knowhow currently being patented. Frutarom intends to market this unique product to the nutraceutical, functional food, health food and animal feed industries and to further develop the knowhow as a drug for humans and animals as part of the Company's unique natural product offering. Frutarom will invest in further research and development of this unique product and additional applications within Frutarom's fields of activity. Professor Michael Ovadia will lead the

research.

Frutarom will use its considerable knowhow in natural product manufacturing for the research, development and scaling up of the product's manufacturing process in accordance with international quality standards so as to achieve industrial scale production and commercialization. Frutarom estimates that the product will be launched in about a year.

The cooperation with Ramot is part of Frutarom's broad strategic plan to expand Frutarom's offering of unique natural products and to strengthen Frutarom's position and standing as a leading global supplier of natural products and functional food ingredients for tasty and healthy solutions. As part of this strategy, Frutarom invests in and cooperates with start-up companies, research institutes and universities that develop innovative and unique technologies. This supports Frutarom's own ongoing research and development activities, carried out in-house by its R&D teams throughout the world.

2. Date and time at which the Company was first made aware of the event: 27/06/2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:47 10-Jul-07
Number	9865Z

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 9, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	86,068	0.15	0.15	0.15	0.15
2	Clal Insurance Enterprises Ltd.	Ordinary	1,242,652	2.15	2.15	2.13	2.13
3	Clal Insurance Enterprises Ltd.	Ordinary	1,072,301	1.86	1.86	1.84	1.84
4	Clal Insurance Enterprises Ltd.	Ordinary	787,103	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	60,858	0.11	0.11	0.10	0.10
6	Epsilon Provident Funds Ltd.	Ordinary	15,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	748,907	1.30	1.30	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.40	3.40	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	86,068
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,242,652
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,064,801
Change in number of shares:	7,500
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	699,966
Change in number of shares:	87,137
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	60,858
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	11,000

Change in number of shares:	4,000
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	703,060
Change in number of shares:	45,847
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414

Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.72% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	14:13 04-Jul-07
Number	6597Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

July 4, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Complementary to the report submitted on July 1, 2007 (#2007-01-309454).
Main details added / completed: clarifications regarding the acquisition agreement.

Immediate Report

Nature of the Event: Acquisition of Adumim activity - clarifications

1. Further to the Company's immediate report dated July 1, 2007, regarding the acquisition of Adumim Food Additives Ltd. ("Adumim"), Frutarom Industries Ltd. (the "Company") wishes to clarify the following:
   a. According to the acquisition agreement between Adumim and the Company, the Company will acquire only the assets of Adumim, and will not take on Adumim's liabilities.
   b. Upon completion of the transaction, subject to the conditions precedent, a cash payment will be made in consideration for the acquisition.
   c. The consideration for the acquisition will be financed with bank credit.
   d. Completion of the transaction is not dependent upon Dr. Eli Pintus and Professor Nissim Garty joining the Company.
   e. The Company will lease the land owned by Adumim for a period of 18 months, beginning on the completion date. The Company has the right to end the leasing period by advance notice.

2. Date and time at which the Company was first made aware of the event: 04/07/2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	14:11 04-Jul-07
Number	6595Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

July 4, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Complementary to the report submitted on July 4, 2007 (#2007-01-314257).
Main details added / completed: clarifications regarding the acquisition agreement.

Immediate Report

Nature of the Event: Acquisition of Abaco - clarifications

1. Further to the Company's immediate report of today, July 4, 2007, regarding the acquisition of Abaco, Frutarom Industries Ltd. (the "Company") wishes to clarify the following:
   a. In consideration for the acquisition, a cash payment was made on the signing date and completion of the acquisition agreement.
   b. The consideration for the acquisition was financed with bank credit.

2. Date and time at which the Company was first made aware of the event: 04/07/2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:03 04-Jul-07
Number	6591Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

4 July 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase due to buy at the Tel-Aviv Stock Exchange.
Date of Change:	03/07/2007
Price:	NIS 34.65
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	703,060
Change in number of shares:	45,847

Updated balance:	748,907	
Percentage of holdings:	Equity:	1.30%
	Voting rights:	1.30%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: July 4 July, 2007 at 13:00.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	08:41 04-Jul-07
Number	6264Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

July 4, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Acquisition of Abaco

Frutarom Industries Ltd. ("Frutarom") announced today that on July 3, 2007, its wholly owned subsidiary, Frutarom U.S.A. Inc., signed an agreement to acquire 100% of the ownership of Abaco (Abaco Manufacturing, LLC and Abaco Incorporated) ("**Abaco**"), a privately owned American company located in Georgia, in consideration for US$4 million (and assumption of the company's debt of $1.1 million). Abaco's sales in 2006 totaled approximately US$3.2 million.

Abaco develops, produces and markets unique ingredients for the flavor and fragrance industry and has synergetic activities with those of Frutarom's Fine Ingredients Division, whose main development laboratories and production facilities are located in the U.S., the U.K. and Israel. The acquisition is expected to enhance Frutarom's activities in the U.S., which is a strategic market for the Frutarom Group, and to expand the product line offered by the Fine Ingredients Division to its customers in the U.S.A. and globally. Abaco has hundreds of customers, both multinational and local, with whom it enjoys long term relationships. Frutarom intends to utilize the multiple cross selling opportunities arising from the acquisition and to offer Frutarom's products to Abaco's many customers in the U.S.A. and throughout the world, as well as offering Abaco's products to Frutarom's existing customer base. The acquisition will strengthen Frutarom's capabilities and expertise in the field of unique ingredients for the flavor and fragrance industry and improve the service and quality that Frutarom provides to its customers, particularly in the U.S.A.

Abaco was founded in 1989 and its principals have decades of accumulated knowledge an experience in the field of ingredients for the flavor and fragrance industry. With the merging of th two companies' activities, Frutarom will benefit from the addition of high quality employee: especially in the realm of development, marketing and sales. Abaco's management will be integrate with that of Frutarom U.S.A., contributing its experience and network.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:43 02-Jul-07
Number	4864Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 2, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	86,068	0.15	0.15	0.15	0.15
2	Clal Insurance Enterprises Ltd.	Ordinary	1,242,652	2.15	2.15	2.13	2.13
3	Clal Insurance Enterprises Ltd.	Ordinary	1,064,801	1.85	1.85	1.82	1.82
4	Clal Insurance Enterprises Ltd.	Ordinary	699,966	1.21	1.21	1.20	1.20
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	60,858	0.11	0.11	0.10	0.10
6	Epsilon Provident Funds Ltd.	Ordinary	11,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	703,060	1.22	1.22	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.40	3.40	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	90,636
Change in number of shares:	-4,568
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,245,759
Change in number of shares:	-3,107
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,056,928
Change in number of shares:	7,873
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	712,009
Change in number of shares:	-12,043
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	59,122
Change in number of shares:	1,736
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	11,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	703,060
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.72% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:39 02-Jul-07
Number	4857Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

2 July 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	01/07/2007
Price:	NIS 34.53
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	90,636
Change in number of shares:	-4,568

Updated balance:	86,068	
Percentage of holdings:	Equity:	0.15%
	Voting rights:	0.15%
Percentage of holdings (fully diluted basis):	Equity:	0.15%
	Voting rights:	0.15%
Comments:		

Date and time when the Company first became aware of the reported event:
July 2, 2007 at 12:31.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	07:00 02-Jul-07
Number	4047Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

July 1, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Acquisition of the activity of Adumim Food Additives Ltd.

Frutarom Industries Ltd ("Frutarom") announced today that on June 28, 2007 its wholly owned subsidiary, Frutarom Ltd., signed an agreement to acquire the activity of Adumim Food Additives Ltd. ("**Adumim**"), a public company listed on the Tel Aviv Stock Exchange, which was established in 1977 by, among others, Dr. Eli Pintus and Prof. Nissim Garti. According to the terms of the agreement Frutarom will purchase Adumim's assets (excluding its real estate and customer debit and cash balances) in consideration for US$4,250,000. Adumim's sales for 2006 totaled approximately US$5.5 million (23.5 million NIS), mostly in Israel.

Adumim has two main fields of activity: development, production and marketing of ingredients and unique fine ingredients for the food and functional food industries which provide the final product with flavor, color, texture, a long shelf life and healthful values; and development and production of food ingredients containing medicinal plant extracts, vitamins and minerals known to have positive health benefits and nutrition products for the elderly (including ill people who have difficulty consuming solid food.)

Adumim's activity is synergetic and compatible with the Frutarom Group's operations and will broaden Frutarom's product portfolio and the natural, healthful solutions which Frutarom offers its customers worldwide, especially in the fields of food, nutraceuticals and functional food. The acquisition will also strengthen Frutarom in the natural emulsions and clean label areas, both of which are characterized by an above average growth rate. Adumim's products, some of which are patented, will be integrated into the range of products produced and marketed by both Frutarom's Flavors and Fine Ingredient divisions. Frutarom intends to utilize the cross selling opportunities

created from this acquisition and to sell Adumim products to its existing customers, located in 120 countries, via its 45 marketing and sales offices, thus maximizing the synergy between the companies' operations. The cross selling will also include Adumim's customers located outside Israel, to whom Adumim sells unique products, some of which are patented.

Adumim holds 45.8% of the share capital in NutraLease Ltd. ("**NutraLease**") which was established at the initiative of Prof. Nissim Garti of The Hebrew University of Jerusalem's Casali Institute of Applied Chemistry and one of the founders of Adumim. NeutraLease has developed new and unique nano-encapsulation technology that enables a unique delivery system through which insoluble materials may be added to foods, beverages, medications and cosmetic products without adversely affecting their quality. The patented technology helps to enhance the solubility of active ingredients, to increase their bio-availability and to control the release of active ingredients, including flavors and medications. The technology also helps with the introduction of insoluble materials into clear beverages, which is currently a rapidly growing field. Adumim has exclusive production and marketing rights for products based on the unique technology developed by NutraLease for the food industry. Frutarom intends to develop this activity and to bring this unique technology to its customers around the world.

Adumim abounds with research, development and innovation, led by Dr. Eli Pintus and Prof. Nissim Garti, each of whom has accrued decades of applied research experience. The integration of Adumim's operations with those of Frutarom will strengthen the Frutarom Group's research and development infrastructure, which will benefit from the addition of high quality personnel in the fields of development of fine ingredients and unique technology.

Completion of the acquisition is subject, among others, to the approval of the Israeli Anti Trust Commissioner.

Sincerely Yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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SEC Mail
Mail Processing
Section
FEB 22 2008
Washington, DC
106

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Response to publications
Released	16:18 26-Jun-07
Number	0651Z

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

25 June, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Nature of the Event: Response to publications

With regard to items that have appeared in the media, Frutarom Industries Ltd. hereby advises that negotiations are taking place with Adumim Food Additives Ltd. ("Adumim") to perform an acquisition of Adumim's activity. The terms of the transaction have not yet been agreed and there is no certainty that the negotiations will succeed and that an acquisition will take place. The Company will report on the progress of the negotiations as required by law.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:46 26-Jun-07
Number	0089Z

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

25 June, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of June 25, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   The Nominee Company of Bank Leumi Ltd.
   I.D. Number : 510098064
   Details of the change:
   An increase of the Company's share capital from 55,575,258 ordinary shares to 55,605,258 ordinary shares, as a result of options realization by employees of the Company.

Date and time when the Company first became aware of the reported event: June 25, 2007 at 11:00.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Conversion of Securities
Released	07:45 26-Jun-07
Number	0088Z

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

25 June, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that on June 25, 2007
A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change: Increase in the share capital of the Company due to realization of options by employees of the Company.

ate of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
'06/2007	*Realization of Options*	*Ordinary Share*	*1081082*	*30,000*	*Yes*
'06/2007	*Realization of Options*	*Non Tradable Options 05/04*	*1090851*	*-30,000*	*Yes*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present qua
Ordinary Shares	1081082	100,000,000	57,676,357	57,706,357

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity
1090851	*Non Tradable Options 05/04*	150,000	120,000
1095884	*Non Tradable Options 01/06*	725,000	725,000

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:40 26-Jun-07
Number	0087Z

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 25, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	90,636	0.16	0.16	0.16	0.16
2	Clal Insurance Enterprises Ltd.	Ordinary	1,245,759	2.16	2.16	2.13	2.13
3	Clal Insurance Enterprises Ltd.	Ordinary	1,056,928	1.83	1.83	1.81	1.81
4	Clal Insurance Enterprises Ltd.	Ordinary	712,009	1.23	1.23	1.22	1.22
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	59,122	0.10	0.10	0.10	0.10
6	Epsilon Provident Funds Ltd.	Ordinary	11,000	0.02	0.02	0.02	0.02
7	Frutarom Trust Ltd.	Ordinary	703,060	1.22	1.22	0	0
8	ICC Industries Inc.	Ordinary	1,964,761	3.40	3.40	3.36	3.36
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.05	0.05

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	90,636
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	1,245,759
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	1,056,928
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	712,009
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	59,122
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	11,000
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount	

Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	703,060
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 551,871 options exercisable into 551,871 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 25-Jun-07
Number	9200Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 24, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding entity who became Related Party in the Company due to its Holdings

Regulation 33 (e) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's details:**

First name	----
Family name/company name	Epsilon Provident Funds Management Ltd.
Type of identification no.	Number with Israel Companies Registrar
Citizenship/country of incorporation or registration	513544122
Country of citizenship/incorporation or registration	----
Address	40 Einstein St., Tel Aviv
Is the holder a representative for reporting purposes of a number of shareholders holding the company's shares together with him?	No

2. **Details of the action resulting in the holder's becoming a related party**

a.	Name and type of security involved in action	Ordinary share
b.	Security # on Tel Aviv Stock Exchange:	1081082
c.	Date of action	20/06/2007
d.	Type of action	Change. According to information provided to the Company by Epsilon Provident Funds Management Ltd ("Epsilon Provident Funds"), Epsilon Provident Funds is a related party in the Company as a result of it being a

		company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.
e.	Number of shares involved	11,000
f.	Price at which action was made	-
g.	Are the shares dormant or convertible into dormant shares	No

3. **a. Status of related party holdings following the action**

Security name, type and class	Security's number on exchange	Number of securities	Dormant	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
Ordinary share	1081082	11,000	No	0.02	0.02	0.02	0.02

b. The holder is not a banking or insurance corporation.

4. The related party does not hold shares or convertible securities in a subsidiary or affiliated company of tl reporting company.

5. **Additional details**

---

6. **Date and time at which the Company first became aware of the event or matter**

June 24, 2007 at 11:54.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 25-Jun-07
Number	9198Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

June 24, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding entity who became Related Party in the Company due to Holdings

Regulation 33 (e) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's details:**

First name	----
Family name/company name	Clal Insurance Enterprises Ltd.
Type of identification no.	Number with Israel Companies Registrar
Citizenship/country of incorporation or registration	520036120
Country of citizenship/incorporation or registration	----
Address	37 Begin Blvd., Tel Aviv.
Is the holder a representative for reporting purposes of a number of shareholders holding the company's shares together with him?	No

2. **Details of the action resulting in the holder's becoming a related party**

a.	Name and type of security involved in action	Ordinary share
b.	Security # on Tel Aviv Stock Exchange:	1081082
c.	Date of action	20/06/2007
d.	Type of action	Change due to the acquisition of the Discount Provident Funds*.
e.	Number of shares involved	3,105,332
f.	Price at which action was made	-
g.	Are the shares dormant or convertible into dormant shares	No

3. a. **Status of related party holdings following the action**

Security name, type and class	Security's number on exchange	Number of securities	Dormant	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
Ordinary share	1081082	3,105,332	No	5.38	5.38	5.31	5.31

b. The holder is a banking or insurance corporation.

Holder	Class of Security	Security # on TASE	Number of Shares	Dormant
Nostro account	Ordinary Share	1081082	90,636	No.
Participating life insurance	Ordinary Share	1081082	1,245,759	No.
Provident funds	Ordinary Share	1081082	1,056,928	No.
Trust funds	Ordinary Share	1081082	712,009	No.

4. The related party does not hold shares or convertible securities in a subsidiary or affiliate company of the reporting company.

5. **Additional details**

6. **Date and time at which the Company first became aware of the event or matter**

June 21, 2007 at 17:45.

* The closing rate of the Company's stock on the Tel-Aviv Stock Exchange Ltd. on June 20, 2007 Was 35.5 NIS.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 25-Jun-07
Number	9199Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 24, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding entity who became Related Party in the Company due to Holdings

Regulation 33 (e) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. **Holder's details:**

First name	----
Family name/company name	Epsilon Trust Funds (1991) Ltd.
Type of identification no.	Number with Israel Companies Registrar
Citizenship/country of incorporation or registration	511576209
Country of citizenship/incorporation or registration	----
Address	40 Einstein St., Tel Aviv
Is the holder a representative for reporting purposes of a number of shareholders holding the company's shares together with him?	No

2. **Details of the action resulting in the holder's becoming a related party**

a.	Name and type of security involved in action	Ordinary share
b.	Security # on Tel Aviv Stock Exchange:	1081082
c.	Date of action	05/06/2007
d.	Type of action	Change. According to information provided to the Company by Epsilon Trust Funds (1991) Ltd ("Epsilon Trust Funds"), Epsilon Trust Funds is a related party in the Company as a result of it being a company controlled by

		Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.
e.	Number of shares involved	59,122
f.	Price at which action was made	-
g.	Are the shares dormant or convertible into dormant shares	No

3. a. Status of related party holdings following the action

Security name, type and class	Security's number on exchange	Number of securities	Dormant	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
Ordinary share	1081082	59,122	No	0.10	0.10	0.10	0.10

b. The holder is not a banking or insurance corporation.

4. The related party does not hold shares or convertible securities in a subsidiary or affiliate company of the reporting company.

5. Additional details

---

6. Date and time at which the Company first became aware of the event or matter

June 24, 2007 at 11:54.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:32 31-Dec-07
Number	8119K

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

December 31, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	137,473	0.24	0.24	0.24	0.24
2	Clal Insurance Enterprises Ltd.	Ordinary	1,902,990	3.30	3.30	3.26	3.26
3	Clal Insurance Enterprises Ltd.	Ordinary	1,907,280	3.31	3.31	3.26	3.26
4	Clal Insurance Enterprises Ltd.	Ordinary	330,170	0.57	0.57	0.57	0.57
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,362	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	756,668	1.31	1.31	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03
13	Yair Seroussi	Ordinary	6,277	0.01	0.01	0.01	0.01

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	96,950
Change in number of shares:	40,523
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,916,990
Change in number of shares:	-14,000
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,892,080
Change in number of shares:	15,200
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	

Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	326,268
Change in number of shares:	3,902
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,179
Change in number of shares:	5,183
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0

Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	731,168
Change in number of shares:	25,500
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen

Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

Holder's Name:	Yair Seroussi
Holder Number:	13
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	053654927
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	6,277
Comments: Mr. Yair Seroussi is a member of the board of directors of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:30 31-Dec-07
Number	8118K

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

31 December 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	27/12/2007
Price:	NIS 32.30
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	96,950
Change in number of shares:	40,523

Updated balance:	137,473	
Percentage of holdings:	Equity:	0.24%
	Voting rights:	0.24%
Percentage of holdings (fully diluted basis):	Equity:	0.24%
	Voting rights:	0.24%
Comments:		

Date and time when the Company first became aware of the reported event:
December 30, 2007 at 14:27.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 31-Dec-07
Number	7939K

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

30 December 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	27/12/2007
Price:	32.22
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	731,168
Change in number of shares:	25,500

Updated balance:	756,668	
Percentage of holdings:	Equity:	1.31%
	Voting rights:	1.31%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: December 27, 2007 at 16:00.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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FEB 22 2008

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Washington, DC
106

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	16:03 10-Dec-07
Number	5835J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

December 10, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	78,725
Change in number of shares:	2,402
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,916,990
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,692,011
Change in number of shares:	75,932
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	

Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	295,361
Change in number of shares:	30,907
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0

Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	701,168
Change in number of shares:	30,000
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen

Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

Holder's Name:	Yair Seroussi
Holder Number:	13
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	053654927
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	6,277
Comments: Mr. Yair Seroussi is a member of the board of directors of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:58 10-Dec-07
Number	5819J

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

10 December 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	06/12/2007
Price:	NIS 33.80
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	78,725
Change in number of shares:	2,402

Updated balance:	81,127	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.14%
	Voting rights:	0.14%
Comments:	.	

Date and time when the Company first became aware of the reported event: December 9, 2007 at 14:37.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 10-Dec-07
Number	5082J

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

6 December, 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of August 7, 2007 due to transfer of shares:

1. Name of the shareholder to whom change relates:
   Mr. Stephen Goodman
   I.D. Number:
   Details of the change: transfer of 1,835 Ordinary Shares of the Company to: The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: December 5, 2007 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:29 06-Dec-07
Number	3547J

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

4 December 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	28/11/2007
Price:	NIS 32.23
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	701,168
Change in number of shares:	30,000

Updated balance:	731,168	
Percentage of holdings:	Equity:	1.27%
	Voting rights:	1.27%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: December 4, 2007 at 13:11.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:29 06-Dec-07
Number	3545J

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

December 3, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voti
1	Clal Insurance Enterprises Ltd.	Ordinary	78,725	0.14	0.14	0.13	0.1
2	Clal Insurance Enterprises Ltd.	Ordinary	1,916,990	3.32	3.32	3.28	3.2
3	Clal Insurance Enterprises Ltd.	Ordinary	1,692,011	2.93	2.93	2.90	2.9
4	Clal Insurance Enterprises Ltd.	Ordinary	295,361	0.51	0.51	0.51	0.5
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	50,179	0.09	0.09	0.09	0.0
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.0
7	Frutarom Trust Ltd.	Ordinary	701,168	1.22	1.22	0	
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.5
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.9
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.3
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.7
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.0
13	Yair Seroussi	Ordinary	6,277	0.01	0.01	0.01	0.0

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1

Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	76,819
Change in number of shares:	1,906
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,886,493
Change in number of shares:	30,497
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,438,238
Change in number of shares:	253,773
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.

Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	353,241
Change in number of shares:	-57,880
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000

Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	5,800
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport

Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

Holder's Name:	Yair Seroussi
Holder Number:	13
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	053654927
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	6,277
Comments: Mr. Yair Seroussi is a member of the board of directors of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:25 06-Dec-07
Number	3542J

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

3 December 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	29/11/2007
Price:	NIS 33.08
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	76,819
Change in number of shares:	1,906

Updated balance:	78,725	
Percentage of holdings:	Equity:	0.14%
	Voting rights:	0.14%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event:
December 2, 2007 at 14:04.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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FEB 22 2008

Washington, DC
106

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:23 06-Dec-07
Number	3541J

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

3 December 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Frutarom Trust Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	27/11/2007
Price:	NIS 32.30
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	695,368
Change in number of shares:	5,800

Updated balance:	701,168	
Percentage of holdings:	Equity:	1.22%
	Voting rights:	1.22%
Percentage of holdings (fully diluted basis):	Equity:	0.00%
	Voting rights:	0.00%
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company.		

Date and time when the Company first became aware of the reported event: November 29, 2007 at 18:00.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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FEB 22 2008

Washington, DC
106

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:18 26-Nov-07
Number	5121I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

November 26, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	76,819	0.13	0.13	0.13	0.13
2	Clal Insurance Enterprises Ltd.	Ordinary	1,886,493	3.27	3.27	3.23	3.23
3	Clal Insurance Enterprises Ltd.	Ordinary	1,438,238	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	353,241	0.61	0.61	0.60	0.60
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	50,179	0.09	0.09	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03
13	Yair Seroussi	Ordinary	6,277	0.01	0.01	0.01	0.01

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	97,200
Change in number of shares:	-20,381
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,834,493
Change in number of shares:	52,000
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,439,976
Change in number of shares:	-1,738
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	

Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	350,898
Change in number of shares:	2,343
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0

Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland

Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen

Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

Holder's Name:	Yair Seroussi
Holder Number:	13
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	053654927
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	0
Change in number of shares:	6,277
Comments: Mr. Yair Seroussi is a member of the board of directors of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:16 26-Nov-07
Number	5120I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

26 November 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	22/11/2007
Price:	NIS 33.00
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	102,010
Change in number of shares:	-25,191

Updated balance:	76,819	
Percentage of holdings:	Equity:	0.13%
	Voting rights:	0.13%
Percentage of holdings (fully diluted basis):	Equity:	0.13%
	Voting rights:	0.13%
Comments:		

Date and time when the Company first became aware of the reported event: November 25, 2007 at 14:31.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:59 26-Nov-07
Number	5096I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

26 November 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Seroussi Yair
Type of I.D. number:	I.D. Number
Holder's I.D. number:	053654927
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Private man with Israeli Citizenship
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	25/11/2007
Price:	NIS 33.30
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	4,715
Change in number of shares:	1,562

Updated balance:	6,277	
Percentage of holdings:	Equity:	0.01%
	Voting rights:	0.01%
Percentage of holdings (fully diluted basis):	Equity:	0.01%
	Voting rights:	0.01%
Comments:		

Date and time when the Company first became aware of the reported event:
November 26, 2007 at 15:00.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:45 22-Nov-07
Number	3286I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

22 November 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings
Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Seroussi Yair
Type of I.D. number:	I.D. Number
Holder's I.D. number:	053654927
Nostro account of a bank or insurance company:	No.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Private man with Israeli Citizenship
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	22/11/2007
Price:	NIS 32.88
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	0
Change in number of shares:	4,715

Updated balance:	4,715	
Percentage of holdings:	Equity:	0.01%
	Voting rights:	0.01%
Percentage of holdings (fully diluted basis):	Equity:	0.01%
	Voting rights:	0.01%
Comments:		

Date and time when the Company first became aware of the reported event: November 22, 2007 at 16:41.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	3rd Quarter Results
Released	07:20 21-Nov-07
Number	1567I

RNS Number:1567I
Frutarom Industries Limited
21 November 2007

To: UK Listing Authority
The London Stock Exchange

Dear Sir/Madame,

Re: Approval of 2007 Third Quarter Report of Frutarom Industries Ltd. (the "Company")

1. We wish to advise that on November 20, 2007, the Board of Directors of the Company approved the 2007 Third Quarter Report, including the Financial Statements of the Company for the period ended 30 September, 2007, and the Directors Report for the same period ("Report").

2. The Report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Report.

4. The full Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Vice President - Legal Affairs

FRUTAROM CONTINUES TREND OF SALES GROWTH

THIRD QUARTER SALES GREW 23% TO US$ 87.7 M

DOUBLE-DIGIT GROWTH CONTINUES IN CORE ACTIVITIES, FAR SURPASSING GROWTH RATE IN THE MARKET

INTEGRATION PROCESS IN ACTIVITIES ACQUIRED RECENTLY IN ENGLAND, USA, ISRAEL AND GERMANY PROCEEDING AS PLANNED TO ACHIEVE MAXIMUM UTILIZATION OF COMMERCIAL SYNERGY AND OPERATIONAL SAVINGS

Haifa, Israel - November 20, 2007. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF) today presented its results for the third quarter of 2007.

The trend of sales growth that has characterized Frutarom's activity in the past seven years continued in the third quarter of this year while achieving accelerated growth in core activities that is considerably higher than the growth rate in Frutarom's field of activity. This growth is being achieved through the successful implementation of Frutarom's rapid growth strategy, combining organic growth in core activities with strategic acquisitions of activities and knowhow in its main business segments and in strategic geographic regions. This year Frutarom made seven strategic acquisitions that are synergetic with the activity at its sites worldwide while utilizing the Company's global spread, which enables it to quickly enjoy the considerable commercial synergy in these acquisitions. Frutarom acquired Belmay and Jupiter in England at the beginning of the second quarter, and Raychan and Adumim in Israel and the American company Abaco during the third quarter. In October of this year, the German Gewurzmuller group was acquired and in November, the activity of RAD Natural Technologies was acquired in Israel. Frutarom is working to integrate the acquired activities with its existing activity and to extract synergy, both commercial and operational, in order to take best advantage of opportunities for cross selling while making substantial cost savings and significantly improving the margins of the acquired activities.

The accelerated growth contributed to establishing Frutarom's position as one of the ten leading global companies in its field and to strengthening its global spread, with sales to over 120 countries, 18 production sites, 24 research and development laboratories and 48 sales and marketing offices.

Frutarom's results and margins were significantly influenced by the acquisitions made this year. The acquisitions have contributed to sales growth but at this point in time, during the merger of the acquired activities with Frutarom's existing activity they have not contributed to profit and have affected profitability, as expected. Upon completion of the merger process, savings will be made in many expenses and substantial operational improvement achieved. Completing the merger of the three sites in England into one, following the acquisition of Belmay and Jupiter will, in Frutarom's estimation, lead to annual operational savings of over US$ 3 million as of the beginning of 2008. Completion of the merger of Abaco with the Fine Ingredients Division's activity in the USA and the merger of Raychan's and Adumim's activity with the Flavors Division's activity in Israel and its transfer to Frutarom's plants in Israel, while achieving considerable operational savings, is also expected to contribute to improved margin in 2008. Frutarom estimates that as of the first quarter of 2008, each of the acquisitions will not only contribute to the continued trend of sales growth, but also to growth in profit through improved margin.

An additional, important influence on the results of Frutarom's activity and margin is the ongoing upward trend in most raw materials prices used by Frutarom in its production, with an even more significant increase in the prices of many natural raw materials, which are the majority of the raw materials used by Frutarom. During the third and fourth quarters Frutarom has and will continue to act determinedly to raise the selling prices of its products in order to adjust them to the continued rise in raw materials prices, just as many of its customers in the global food industry are doing.

Frutarom's sales in the third quarter of 2007 grew 23.0% to total US$ 87.7 million. Excluding the influence of the strengthening Western European currencies, Frutarom's sales for the quarter grew 20.0%. The main contributors to the growth in sales were: (1) growth in the sales of flavors produced and sold by the Flavors Division; (2) the integration of Acatris's and Abaco's activities, which were acquired and consolidated as of October 2006 and July 2007, respectively, with the Fine Ingredients Division's global activity; (3) the merger of Belmay and Jupiter, which were acquired and consolidated with the Flavors Division's activity as of April 2007; (4) the merger of Raychan's and Adumim's activities, which were acquired and consolidated with the Flavors

Division's activity in Israel as of September 2007; (5) utilization of the synergy and cross selling opportunities between Frutarom's Divisions, existing customers and products and those added through the acquisitions made in recent years; (6) the strengthening of the European currencies and New Israeli Shekel (in which most of Frutarom's sales are made) against the dollar; and (7) growth in the activity of Trade & Marketing in Israel.

Sales in the first nine months of 2007 grew 21.1% to total US$ 260.0 million. Excluding the influence of the strengthening Western European currencies, sales for the quarter grew 18.0%.

Gross profit for the third quarter rose 17.1% to reach US$ 31.5 million compared with US$ 26.9 million in the same quarter last year. Gross margin for the third quarter reached 36.0% in the quarter compared with 37.8% in the same quarter of 2006.

Operating profit for the third quarter totaled US$ 8.3 million, compared with US$ 9.2 million in the same quarter in 2006. Operating margin reached 9.5% compared with 13.1% in the same period of last year. Operating profit for the first nine months totaled US$ 27.2 million, compared with US$ 29.3 million in the same period in 2006. Operating margin reached 10.4% compared with 13.6% in the same period of last year.

Excluding one-time expenses and income in the first nine months of the year and the same period last year, operating profit rose to total US$ 28.4 million compared with US$ 27.6 million in the first nine months of 2006. Operating margin was 10.9% compared with 12.9% in the same period last year.

Profit before tax for the third quarter totaled US$ 6.6 million, compared with US$ 9.2 million in the same period last year. Taxes on income for the third quarter totaled US$ 0.7 million compared with US$ 2.2 million in the same quarter in 2006. The decrease in taxes on income derives from the expected reduction of the tax rate in Germany as of January 1, 2008, which led to a decline of US$ 0.7 million in deferred tax, and from a decrease in tax in the amount of US$ 0.5 million in Israel as the result of the revaluation in the New Israeli Shekel against the US dollar.

Net profit for the third quarter totaled US$ 5.9 million compared with US$ 7.0 million in the same quarter last year. Net margin reached 6.7% compared with 9.8% in the same quarter of 2006. Net profit for the first nine months of 2007 was US$ 19.4 million compared with US$ 24.4 million in the same quarter of 2006, and net margin reached 7.4% compared with 11.4%. Excluding one-time expenses and income in the first nine months of 2007 and the same period in 2006, net profit for the first nine months of 2007 reached US$ 19.0 million compared with US$ 20.6 million in the first nine months of 2006. As stated, margin was influenced by the increase in raw materials prices and by the merger of acquisitions that have contributed to sales but not to profit and have temporarily affected margin, as expected.

Frutarom's shareholders' equity as at September 30, 2007 totaled US$ 242.6 million (62.3% of the balance sheet) compared with US$ 206.7 million (69.7% of the balance sheet) at September 30, 2006. The growth in shareholders' equity is mainly due to the profit for the period and the changes in the US dollar exchange rate against the other currencies that are the autonomous subsidiaries' main activity currency, which influenced the currency translation differences equity fund and caused the growth in the shareholders' equity balance.

According to Ori Yehudai, Frutarom President and Chief Executive Officer, "In the third quarter of 2007, Frutarom again achieved accelerated organic growth in its core activities in line with the business strategy we have been implementing in recent years. This growth comes, among others, from the accelerated shift of many leading food companies to the use of natural flavors and ingredients, with the emphasis on clean labels and functional and organic food, fields in which Frutarom intensified its investment in recent years in implementing its vision:

"To Be the Preferred Partner for Tasty and Healthy Success," while utilizing the considerable synergy with the acquisitions made from Frutarom in recent years. We expect this growth to intensify as we realize the synergy of the acquisitions made this year." Yehudai added, "Our plans for the merger of this year's seven acquisitions are progressing according to our expectations and during the fourth quarter we expect to complete the integration of Belmay and Jupiter in England, Raychan and Adumim in Israel, and Abaco in the USA, while achieving substantial savings and improving these activities' margin. Upon completing these processes, the acquisitions made this year will contribute not just to the ongoing upward trend in sales, but also to substantial growth in profit while improving margin." Yehudai also said, "Similar to many of our customers in the global food market, we are working determinedly to raise the selling prices of our products in order to adjust them to the continuing rise in raw materials prices." Yehudai concluded, "Frutarom continues working to implement the Company's strategy for rapid growth and to utilize the synergy and many cross selling opportunities in the acquisitions of recent years, which will contribute to sustain profitable organic growth in Frutarom's core activities. Frutarom invests considerable resources in identifying and executing additional strategic acquisitions, mainly in countries and markets where it has substantial activity."

Background on the Company

Frutarom is a global company active in the global markets for flavors and ingredients. Frutarom has significant production and development centers on three continents and markets its products on five continents to over 5,000 customers in more than 120 countries. Frutarom's products are intended mainly for the food, beverage, flavor, fragrance, pharmaceutical, nutraceutical, health food, functional food, food additives, and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.
- The Fine Ingredients Division, which develops, produces and markets natural flavor extracts, natural functional food ingredients, natural pharmaceutical/nutraceutical extracts, specialty essential oils and citrus products, and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Belgium, Holland, Denmark, France, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom has about 1,500 employees worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
30 SEPTEMBER 2007

	30 September 2007	30 September 2006	31 December 2006
	U.S. dollars in thousands		
	(Unaudited)		(Audited)
A s s e t s			
CURRENT ASSETS:			
Cash and cash equivalents	17,229	28,080	18,417
Short-term investments	525	3,215	3,260
Accounts receivable:			
Trade	70,138	54,134	53,968
Other	6,899	8,370	10,038
Prepaid expenses and advances to Suppliers	6,521	4,100	3,662
Inventories	76,992	52,541	59,754
Total current assets	178,304	150,440	149,099
NON-CURRENT ASSETS:			
Property, plant and equipment - net	114,437	99,805	101,655
Intangible assets - net	90,608	38,528	60,172
Deferred income tax assets	4,419	5,863	3,833
Other non-current assets	1,908	1,948	1,938
Total non-current assets	211,372	146,144	167,598
Total assets	389,676	296,584	316,697

	30 September 2007	30 September 2006	31 December 2006
	U.S. dollars in thousands		
	(Unaudited)		(Audited)
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Bank credit and loans	36,445	716	673
Accounts payable:			
Trade	29,641	23,047	27,500
Other	35,531	28,644	27,997
Provisions	377	947	946

Total current liabilities	101,994	53,354	57,116
NON-CURRENT LIABILITIES:			
Retirement benefit obligations	7,918	8,665	7,499
Deferred income tax liabilities	12,248	8,513	12,241
Other liabilities	24,906	19,349	22,708
Total non-current liabilities	45,072	36,527	42,448
Total liabilities	147,066	89,881	99,564
SHAREHOLDERS' EQUITY:			
Share capital	16,466	16,427	16,434
Capital surplus	94,092	92,791	93,116
Currency translation differences	13,595	1,047	5,716
Retained earnings	120,477	98,338	103,658
Net of - cost of company shares held by subsidiary	(2,020)	(1,900)	(1,791)
Total shareholders' equity	242,610	206,703	217,133
Total shareholders' equity and liabilities	389,676	296,584	316,697

FRUTAROM INDUSTRIES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
FOR THE SIX AND THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2007

	9 months ended 30 September		3 m 30
	2007	2006	2007
			U.S. dollar
	(Unaudited)		(
SALES	259,897	214,615	87,692
COST OF SALES	165,738	134,389	56,152
GROSS PROFIT	94,159	80,226	31,540
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:			
Selling, marketing, research and development - net	46,205	35,227	16,299
General and administrative	21,045	17,289	7,324
OTHER INCOME (EXPENSES) - net	303	1,573	412
OPERATING PROFIT	27,212	29,283	8,329
FINANCIAL EXPENSES (INCOME)- net	1,889	336	1,723

PROFIT BEFORE TAXES ON INCOME	25,323	28,947	6,606
TAXES ON INCOME	5,932	4,565	733
NET INCOME	19,391	24,382	5,873
	U.S. Dollars		
EARNINGS PER SHARE:			
BASIC	0.34	0.43	0.10
DILUTED	0.34	0.43	0.10

To view the full report, please paste the following URL into the address bar of your browser:

www.rns-pdf.londonstockexchange.com/rns/1567i_-2007-11-20.pdf

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:31 19-Nov-07
Number	0240I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

November 19, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	97,200	0.17	0.17	0.17	0.17
2	Clal Insurance Enterprises Ltd.	Ordinary	1,834,493	3.18	3.18	3.14	3.14
3	Clal Insurance Enterprises Ltd.	Ordinary	1,439,976	2.50	2.50	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	350,898	0.61	0.61	0.60	0.60
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	50,179	0.09	0.09	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	102,010
Change in number of shares:	-4,810
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,841,853
Change in number of shares:	-7,360
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,436,807
Change in number of shares:	3,169
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	350,898
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:30 19-Nov-07
Number	0234I

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

19 November 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	15/11/2007
Price:	NIS 33.83
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	102,010
Change in number of shares:	-4,810

Updated balance:	97,200	
Percentage of holdings:	Equity:	0.17%
	Voting rights:	0.17%
Percentage of holdings (fully diluted basis):	Equity:	0.17%
	Voting rights:	0.17%
Comments:		

Date and time when the Company first became aware of the reported event: November 18, 2007 at 15:04.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	07:00 19-Nov-07
Number	9579H

Below is the immediate report submitted *yesterday* to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

18 November, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business

Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Acquisition of RAD Natural Technologies

Frutarom Industries Ltd. ("**Frutarom**") hereby announces that it acquired the activity of RAD Natural Technologies Ltd. ("**RAD**") through its subsidiary Frutarom Ltd. on Thursday, November 15, 2007. Led by Dr. Rina Reznick, a world expert in natural anti-oxidants, RAD researches, develops, produces markets, distributes and sells unique natural plant extracts with anti-oxidant properties for use in food, dietary supplements and cosmetic products. RAD possesses unique knowhow, which is protected by patents, in this field. RAD's sales for 2006 totaled US$ 1.2 million and US$ 0.9 million for the first six months of 2007. As part of the agreement, Dr. Reznick agreed to be employed by Frutarom at least until December 31, 2009, and Frutarom agreed to employ her at least until that date.

In accordance with the acquisition agreement, Frutarom acquired RAD's assets, including fixed assets, inventory, agreements, orders, goodwill, intellectual property and prepaid expenses (Frutarom will not assume RAD's liabilities), in consideration for a cash payment of US$ 4.1 million, which was financed with bank loans. The acquisition agreement also determines an earn out mechanism for a future payment, such that RAD will be entitled to an additional payment if the accumulated sales for RAD's products in 2008 and 2009 are more than US$ 4 million. If the accumulated sales for RAD's products in 2008 and 2009 exceed US$ 11.1 million, the maximum additional payment to which RAD will be entitled will be US$ 4.9 million.

RAD's activity is synergetic with and complements Frutarom's activity and expands the range of natural health and taste solutions that Frutarom offers its customers worldwide. RAD has an impressive pipeline of projects together with its varied customers throughout the world, including

large, multinational leaders in their fields. The acquisition of RAD combined with the acquisition of the Gewurzmuller group in October of this year, of Raychan in August 2007 and the Nesse group at the end of 2006, join Frutarom's existing activity in Israel in the field. These acquisitions consolidate and boost Frutarom as a leading global supplier to food manufacturers of unique, natural solutions characterized by taste and health, all in accordance with Frutarom's strategy. RAD's products, which are protected by patents, will be integrated with the offering of products produced and marketed by Frutarom's Flavors Division. Frutarom will act to extract the greatest advantage from the cross selling opportunities included in the acquisition and to sell RAD's products to Frutarom's customers in the 120 countries in which it operates and thereby maximize the existing synergy.

Date and time when the Company first became aware of the reported event: November 15, 2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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FEB 22 2008

Washington, DC
106

Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:15 14-Nov-07
Number	7311H

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

November 12, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	102,010	0.18	0.18	0.17	0.17
2	Clal Insurance Enterprises Ltd.	Ordinary	1,841,853	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,436,807	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	350,898	0.61	0.61	0.60	0.60
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	50,179	0.09	0.09	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	98,985
Change in number of shares:	3,025
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	1,558
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,436,917
Change in number of shares:	-110
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	784,061
Change in number of shares:	-433,163
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,679
Change in number of shares:	-500
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:13 14-Nov-07
Number	7306H

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

12 November 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	08/11/2007
Price:	NIS 34.69
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	98,985
Change in number of shares:	3,025

Updated balance:	102,010	
Percentage of holdings:	Equity:	0.18%
	Voting rights:	0.18%
Percentage of holdings (fully diluted basis):	Equity:	0.17%
	Voting rights:	0.17%
Comments:		

Date and time when the Company first became aware of the reported event:
November 11, 2007 at 14:07.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:55 29-Oct-07
Number	5447G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

October 29, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	98,985	0.17	0.17	0.17	0.17
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,436,917	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	784,061	1.36	1.36	1.34	1.34
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	50,679	0.09	0.09	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	94,317
Change in number of shares:	4,668
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,436,917
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	786,161
Change in number of shares:	-2,100
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	50,679
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:52 29-Oct-07
Number	5444G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

29 October 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	25/10/2007
Price:	NIS 37.31
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	94,317
Change in number of shares:	4,668

Updated balance:	98,985	
Percentage of holdings:	Equity:	0.17%
	Voting rights:	0.17%
Percentage of holdings (fully diluted basis):	Equity:	0.17%
	Voting rights:	0.17%
Comments:		

Date and time when the Company first became aware of the reported event:
October 28, 2007 at 13:24.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:29 22-Oct-07
Number	1372G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

October 22, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	94,317	0.16	0.16	0.16	0.16
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,436,917	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	786,161	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	50,679	0.09	0.09	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	97,287
Change in number of shares:	-2,970
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,436,917
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	786,161
Change in number of shares:	0
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	-4,500
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:26 22-Oct-07
Number	1369G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

22 October 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Decrease in the number of shares due to sell on the Tel Aviv Stock Exchange
Date of Change:	18/10/2007
Price:	NIS 37.51
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	97,287
Change in number of shares:	-2,970

Updated balance:	94,317	
Percentage of holdings:	Equity:	0.16%
	Voting rights:	0.16%
Percentage of holdings (fully diluted basis):	Equity:	0.16%
	Voting rights:	0.16%
Comments:		

Date and time when the Company first became aware of the reported event:
October 21, 2007 at 16:50.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	16:02 17-Oct-07
Number	8959F

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

17 October, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business

Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Acquisition of Gewurzmuller Group - Clarifications

Further to the Immediate Report dated October 14, 2007 related to the acquisition of 100% of the share equity of Gewurzmuller GbmH and Blessing Biotech GmbH in Germany (together hereinafter: the "**Gewurzmuller Group**") and in accordance with the instructions of the Israeli Securities Authority, following are further details relating to the acquisition:

1. Sales of the Gewurzmuller Group during the first seven months of 2007 totaled Eur 29.2 million.

2. The Gewurzmuller Group's adjusted operating profit for the first seven months of 2007 totaled Eur 4.1 million.

   With regard to the financial data for 2007 above (hereinafter: the "**Financial Data**"), it is being emphasized that the data are is post adjustments resulting from activities that were not acquired, deduction of inter company profit, and various adjustments resulting from the fact that prior to the acquisition the Gewurzmuller Group was a private, family-owned company. The Financial Data are based on the Gewurzmuller Group's managerial reports as at July 31, 2007, which were prepared according to German GAAP. The managerial reports were not audited or reviewed by the auditor and the actual results may therefore differ from the above Financial Data.

3. The Gewurzmuller Group's total assets as at December 31, 2006, according to its financial reports prepared in accordance with German GAAP, totaled Eur 22.1 million and total liabilities on the same date reached Eur 11.4 million.

4. The statutory tax rate that will apply to the Gewurzmuller Group for 2007 is 38.34%. This rate is expected to decrease to 29.83% as of January 1, 2008 following a change to the German tax rates.

5. The consideration for the acquisition was financed through a long term (five year) bank loan bearing an annual interest rate of 12 months Libor plus 1% during the first year and an 12 months Libor plus 1.2% from the second year. Under the loan agreement Frutarom Industries Ltd. (hereinafter: the "Company") made the following covenants:

   a. The Company's shareholders capital will be not less than US$ 180,000,000.

   b. The Company's shareholders capital will be not less than an amount equal to 30% of the Company's total balance sheet.

   c. The ratio received from dividing the balance of the Company's financial liabilities by the operating profit for serving the loan (Operating profit for servicing the loan is defined as the accumulated amount of operating profit from current activity before financial expenses and taxes, plus depreciation and amortization expenses) will be not more than 6.

Date and time when the Company first became aware of the reported event: October 16, 2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:57 17-Oct-07
Number	8956F

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

October 15, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Clal Insurance Enterprises Ltd.	Ordinary	97,287	0.17	0.17	0.17	0.17
2	Clal Insurance Enterprises Ltd.	Ordinary	1,840,295	3.19	3.19	3.15	3.15
3	Clal Insurance Enterprises Ltd.	Ordinary	1,436,917	2.49	2.49	2.46	2.46
4	Clal Insurance Enterprises Ltd.	Ordinary	786,161	1.36	1.36	1.35	1.35
5	Epsilon Trust Funds (1991) Ltd.	Ordinary	55,179	0.10	0.10	0.09	0.09
6	Epsilon Provident Funds Ltd.	Ordinary	16,000	0.03	0.03	0.03	0.03
7	Frutarom Trust Ltd.	Ordinary	695,368	1.21	1.21	0	0
8	ICC Industries Inc.	Ordinary	2,070,678	3.59	3.59	3.54	3.54
9	ICC Handels AG	Ordinary	19,227,347	33.32	33.32	32.91	32.91
10	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
11	Ori Yehudai	Ordinary	498,897	0.86	0.86	1.70	1.70
12	Hans Abderhalden	Ordinary	12,805	0.02	0.02	0.03	0.03

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	1
Nostro Account	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120

Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	83,709
Change in number of shares:	13,578
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	2
Participating Life Insurance Accounts	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,840,295
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	3
Pension Funds	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,436,917
Change in number of shares:	0
Comments:	

Holder's Name:	Clal Insurance Enterprises Ltd.
Holder Number:	4
Provident Funds	
Type of I.D. number:	Number with Israeli Companies Registrar

Holder's I.D. number:	520036120
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	783,998
Change in number of shares:	2,163
Comments:	

Holder's Name:	Epsilon Trust Funds (1991) Ltd.
Holder Number:	5
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	511576209
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	55,179
Change in number of shares:	0
Comments: Epsilon Trust Funds (1991) Ltd. is a related party in the Company as a result of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.	

Holder's Name:	Epsilon Provident Funds Ltd.
Holder Number:	6
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	513544122
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	16,000
Change in number of shares:	0
Comments: Epsilon Provident Funds Management Ltd is a related party in the Company as a result	

of it being a company controlled by Koor Industries Ltd. which was acquired by Discount Investment Corporation Ltd., which is a company controlled by IDB Development Corporation Ltd. IDB Development Corporation Ltd holds the controlling interest in Clal Insurance Enterprises Holdings Ltd., which is a related party due to its holdings in the Company.

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	7
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	695,368
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	8
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,070,678
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	9
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	10
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	11
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	498,897
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 492,670 options exercisable into 492,670 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	12
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or	Citizen of Switzerland

registration:	
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	12,805
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,171 options exercisable into 6,171 ordinary shares of the Company.	

As of the date hereof and according to law, the Company's controlling shareholder is:
ICC Industries Inc.*

* As of the date hereof ICC Industries Inc is the Company's main shareholder and holds (directly and through subsidiary) 36.91% of the Company's issued and paid up share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	15:54 17-Oct-07
Number	8954F

Below is the immediate report submitted to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

15 October 2007

Israeli Securities Authority
http://www.isa.gov.il/

Tel Aviv Stock Exchange Ltd.
http://www.tase.co.il/

Immediate Report Regarding Changes In Related Parties Shareholdings

Regulation 33 (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Company's name/First name and Last name of holder:	Clal Insurance Enterprises Ltd.
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520036120
Nostro account of a bank or insurance company:	Yes.
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	/
Security # on Tel Aviv Stock Exchange:	1081082
Security's name and class:	Ordinary Share
Type of change:	Increase in the number of shares due to buy on the Tel Aviv Stock Exchange
Date of Change:	11/10/2007
Price:	NIS 36.09
Are the shares dormant or securities convertible into dormant shares :	No.
Balance (in number of securities) at previous report:	83,709
Change in number of shares:	13,578

Updated balance:	97,287	
Percentage of holdings:	Equity:	0.17%
	Voting rights:	0.17%
Percentage of holdings (fully diluted basis):	Equity:	0.17%
	Voting rights:	0.17%
Comments:		

Date and time when the Company first became aware of the reported event: October 14, 2007 at 13:15.

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Acquisition
Released	07:00 15-Oct-07
Number	6794F

Below is the immediate report submitted yesterday to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

14 October, 2007

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on an Event Outside the Ordinary Course of Business

Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Acquisition of Gewurzmuller Group

Frutarom Industries Ltd. ("**Frutarom**") today announced that on October 11, 2007, it signed an agreement to acquire 100% of the share capital of the German companies Gewurzmuller GmbH and Blessing Biotech GmbH ("**Gewurzmuller**" and "**Blessing Biotech**" respectively and together the "**Gewurzmuller Group**"), in consideration for a cash payment of US$ 67 million (approximately Euro 47.3 million). The acquisition agreement also determines an earn out mechanism for a future payment, such that the final consideration to be paid will reflect a value for the Gewurzmuller Group based on a 7.1 multiple of the 2007 EBITDA. The Gewurzmuller Group's sales for 2006 totaled approximately US$ 65 million (approximately Euro 46 million). Frutarom used long term loans to finance the acquisition.

Gewurzmuller was established by the Rendlen family, the seller, in 1896 and today is a leading international group with an excellent reputation in its field. Gewurzmuller, which employs 190 people, develops, produces and markets unique and innovative savory solutions, including savory flavors, seasoning compounds and functional ingredients for the food industry, with special emphasis on the fields of processed meat and convenience food. Blessing Biotech develops, produces and markets starter cultures, which are natural products based on microbiological processes, mainly fermentation of microorganisms and enzymes, and which are used to manufacture food, especially meat, dairy and baked goods. Starter cultures enable food manufacturers to control flavor, color, texture and shelf life.

The Gewurzmuller Group operates two production sites in Stuttgart, Germany. The main site, which was built two years ago, is modern and efficient and would allow a substantial increase in production

capacity. The main site also meets the most stringent standards of the European food and beverage industry.

The Gewurzmuller Group has sales and marketing representatives in 12 countries. The Group's extensive customer base includes thousands of food manufacturers, among them leaders in their field, especially in East and West Europe, in particular Germany, Austria, Switzerland, Sweden, Denmark, Russia, Ukraine and Bulgaria.

The acquisition of Gewurzmuller continues the implementation of Frutarom's rapid growth strategy. This is an important strategic and significant acquisition that further establishes Frutarom's position as one of the ten largest global leaders in the field of flavors and enhances the Company's presence and position as a leading global producer of savory flavors.

Gewurzmuller's activity is especially synergetic with Frutarom's and will be integrated with the successful activity of the German company Nesse, which was acquired by Frutarom at the beginning of 2006, and with Frutarom's activity in Israel. The acquisition considerably boosts both Frutarom's technological capabilities and its product offering to customers worldwide in the field of savory flavors and functional products, as well as Frutarom's extensive customer base. Frutarom will act to extract the greatest advantage from the operational synergy between its activities and the Gewurzmuller Group's activities in Germany and elsewhere in order to achieve optimal operational efficiency and savings.

The global savory flavors market is growing annually by 4%-6% and at even higher rates in the emerging markets, where Gewurzmuller is also active. Frutarom considers the field of savory flavors to be an important strategic growth engine and is investing considerably at its sites worldwide in developing innovative and unique products with high added value.

Frutarom's personnel in the fields of unique savory flavors and functional ingredients will benefit from the significant addition of experienced and skilled employees at all levels. The Gewurzmuller Group's strong, experienced management, including the Rendlen family (the seller), will be integrated into Frutarom's management. The Gewurzmuller Group has extensive research and development activity, possesses patented products and processes, and collaborates with leading European universities.

Date and time when the Company first became aware of the reported event: October 11, 2007.

Sincerely yours,

Eyal Shohat, Adv.
VP Legal Affairs and Corporate Secretary

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